SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535 CERTIFICATE OF THE MINUTES OF THE 267TH ORDINARY MEETING OF THE BOARD OF DIRECTORS I certify, for all intents and purposes, that on October 15, 2025, at 8:30 a.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the undersigned members of the Board of Directors met to decide on the matters set forth on the agenda of this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, welcomed everyone and invited me, Karine Satie Yoshioka, to act as secretary for the meeting. Among other matters, the Board of Directors has decided on: 01. COPEL DIS FINANCIAL SUPPLEMENTATION - CAPEX 2025 - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by Mr. Marco Antonio Villela de Abreu, Chief Executive Officer of Copel Distribuição S.A., presented data on the Capex of that Subsidiary and projections related to supplementation, comparing additional scenarios, risks and plans in progress throughout 2025. He also presented an economic and financial assessment as well as justification of the planned investments. After appraising the matter, clarifications deemed necessary provided, considering the favorable recommendation of the Executive Board, issued at its 2647th Meeting, of September 05, 2025, the Board of Directors unanimously decided to approve the financial supplementation to the Capex of Copel Distribuição S.A., as recorded in the documentation provided, which remains under the custody of the Department of Secretariat. --------------------------------------------------------------------------------------------------------------- 02. ADJUSTMENT TO THE NOVO MERCADO REGULATIONS: REGULATIONS, POLICIES AND CODE OF CONDUCT - Mr. Vicente Loiácono Neto, Executive Director of Governance, Risk and Compliance, accompanied by his team, presented a proposal to adapt the Company's documents to the Novo Mercado Regulations, namely: i. Code of Conduct; ii. Internal Regulations of the Board of Directors; iii. Internal Regulations of the Statutory Audit Committee; iv. Nomination, Compensation and Annual Performance Review Policy; v. Securities Trading and Material Act or Fact Information Disclosure Policy; vi. Integrated Corporate Risk Management Policy; and vii. Related Party Transaction Policy. Finally, he highlighted that the documents were analyzed by B3 S.A. - Brazilian Stock Exchange and the Company’s areas responsible for each topic. Then, the members of the Statutory Audit Committee were heard, who recorded having analyzed the matter at their 320th Meeting, of October 14, 2025, and recommended its approval to this Board. After appreciating the subject, clarifications deemed necessary provided, and considering the favorable recommendation of the Executive Board, issued at its 2649th Meeting, of October 09, 2025, as well as of the Statutory Audit Committee, as noted above, the Board of Directors unanimously decided to approve the proposed adaptations to the following documents: Code of Conduct; Internal Regulations of the Board of Directors; Internal Regulations of the Statutory Audit Committee; Nomination, Compensation and Annual Performance Review Policy; Securities Trading and Material Act or Fact Information Disclosure Policy; Integrated Corporate Risk Management Policy; and Related Party Transaction Policy; in addition to the rectification of the wording of Article 5 of the Internal Regulations of the Institutional Relations Committee, clarifying its composition by 5 members, and rectification of the wording of Article 3 of the Internal regulations of the People Committee, clarifying its composition by 3 members. It should be noted that the updated policies are effective immediately and that the updating of the bylaws is conditional upon the Company's effective migration to the Novo Mercado, with subsequent filing with the Brazilian Securities and Exchange Commission (CVM). --------------------------------------------------------------------------------------- 03. UPDATE OF CORPORATE POLICIES: EXTINGUISHMENT AND MERGER - Mr. Vicente Loiácono Neto, Executive Director of Governance, Risk and Compliance, accompanied by his team, presented proposals for: i. reviewing and mergerging of the Information Technology and Information and Cyber Security Policies, resulting in the Information Technology and Cyber Security Policy; and ii. extinguishing the Investor Relations Policy. He highlighted that the documents were analyzed by the Company departments responsible for each topic. After reviewing the matter, clarifications deemed necessary provided, and considering the favorable recommendation of the Executive Board, issued at its 2649th Meeting, of October 09.10.2025, the Board of Directors unanimously decided to approve the Information Technology and Cyber Security Policy and the termination of the Investor Relations Policy, as detailed in the material provided, that remains under the custody of the Department of Secretariat. --------------------------------------------- The other matters dealt with at this meeting have been omitted from this certificate, out of legitimate caution, supported by the Administration’s duty of secrecy, in accordance with the caption of article 155 of Law no. 6.404/76, since they relate to interests that are merely internal to the Company, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Attendance: MARCEL MARTINS MALCZEWSKI (President); AUGUSTO CEZAR TAVARES BAIÃO; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and KARINE SATIE YOSHIOKA (Secretary). KARINE SATIE YOSHIOKA Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 22, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.